Apollo Medical Holdings, Inc.

450 North Brand Blvd., Suite 600

Glendale, CA 94118

Tel: 818-396-8050

Fax: 818-291-6444

FILE NO.                      000-25809

January 20, 2012

United States Securities and Exchange Commission

Washington DC 90549

Attention: Mr. John Reynolds

Dear Sirs:

re:	Apollo Medical Holdings, Inc. (“ApolloMed” or the “Company”) - Comment Letter Dated January 9, 2012

I have received and reviewed your letter dated January 9, 2012 with respect to your review of our filings. As discussed with Steve Lo and John Archfield on January 19, 2012, the Company is currently using all reasonable efforts to prepare a response, but it would be unduly burdensome for the Company to respond by January 23, 2011. I am hereby advising you that the Company intends to provide a response to your comments on or prior to February 6, 2012.

Please feel free to call me if you have any questions.

Very truly yours,

Kyle Francis

Chief Financial Officer

Apollo Medical Holdings, Inc.

Tel: 917-676-3886

kfrancis@apollomed.net